Exhibit 99.1

Energy Fuels Announces Creation of Joint Venture to Advance Copper King Project

Toronto, Ontario and Lakewood, Colorado – June 17, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) is pleased to announce that its wholly-owned subsidiary, Wyoming Gold Mining Company, Inc., has entered into a definitive agreement that will create a strategic joint venture for the purpose of facilitating the future development or sale of the Company’s Copper King gold/copper project (the “Project”). Upon completion of the transaction, which is expected to occur on or before July 2, 2014, Energy Fuels will contribute the Project to CK Mining Corp., a newly-formed private company. As consideration, the Company will receive a combination of cash and newly issued common stock of CK Mining Corp., representing fifty percent (50%) of its issued and outstanding shares after giving effect to such issuance. The remaining interest in CK Mining Corp. will be held by a private investor group with extensive experience in developing gold projects and building mining companies. Completion of the transaction is subject to regulatory approvals.

The Company obtained the Copper King Project as a part of its August 2013 acquisition of Strathmore Minerals Corp. (“Strathmore”), which is now a wholly-owned subsidiary of Energy Fuels. While gold and copper are not a core part of the Company’s uranium business, the Company desires to retain a substantial interest in the Project in order to realize the significant expected benefits of its future development or sale.

The Copper King Project is located in the Silver Crown Mining District of southeast Wyoming, approximately 20 miles west of the city of Cheyenne. According to an August 24, 2012 updated technical report, prepared in accordance with National Instrument 43-101, and which can be found under Strathmore’s profile on SEDAR, the Copper King Project contains 59.75 million tons of measured and indicated mineral resources with average grades of 0.015 ounces/ton Au and 0.187% Cu, containing approximately 926,000 ounces of gold and 223 million pounds of copper. In addition, the Project contains approximately 15.62 million tons of inferred mineral resources with average grades of 0.011 ounces/ton Au and 0.20% Cu, containing 174,000 ounces of gold and 63 million pounds of copper.

Stephen P. Antony, President and CEO of Energy Fuels stated: “Energy Fuels is continuing our asset rationalization efforts, which includes maximizing the value of our existing assets. The Copper King Project is a highly prospective gold and silver project in Wyoming, a state that welcomes mining and has a highly experienced workforce. We felt the ideal way for Energy Fuels to maximize the expected benefits of the Copper King Project was to enter into a strategic venture with our new business partners. We are excited to continue our involvement in this excellent project and expect to continue our asset rationalization and cost-saving efforts.”

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this news release.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR”, and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the expected closing of the sale of the Copper King Project, the mineral resource estimates of the Copper King Project, and the ability to realize the expected benefits of retaining an interest in CK Mining Corp. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with not closing the sale, including failure to obtain all required regulatory approvals, and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on SEDAR at www.sedar.com, and in its Form 40-F, which is available for review on EDGAR at www.sec.gov/edgar.shtml. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.
Curtis H. Moore
Investor Relations
(303) 974-2140 or Toll free: 1-888-864-2125
investorinfo@energyfuels.com
www.energyfuels.com